

January 13, 2026

<u>Via Federal Express</u>

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibits C and J of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

For Exhibits C and J, the Exchanges are each filing an amendment to reflect changes to several entities.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C and J of each Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 2:00pm on 01/13/26

Enclosures

Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 01/13/26	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

26000033

1. State the name of the applicant: Cboe BYX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60607

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(312) 786-5600   (312)-786-7138
   (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Laura Dickman   Associate General Counsel   Cboe BYX Exchange, Inc.   (312) 786-7572
   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: __X__ Corporation _____ Sole Partnership _____ Partnership
_____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

7EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 01/13/26
   (MM/DD/YY)

Cboe BYX Exchange, Inc.
   (Name of Applicant)

B [signature] [signature executed at 2:00pm on 01/13/26]   Laura Dickman, Associate General Counsel
   (Signature)   (Printed Name and Title)

Subscribed and sworn before me this 13th day of January, 2026 by [signature]
                          (Month)   (Year)   (Notary Public)

My Commission expires 8-6-28   County of Cook   State of Illinois

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Official Seal
JEFFREY P SMITH
Notary Public, State of Illinois
Commission No. 994814
My Commission Expires August 6, 2028

EXHIBIT C – Amendment as of January 13, 2026

Summary of changes made to Exhibit C:

- For Cboe BYX Exchange, Inc., JJ Kinahan (Senior Vice President, Head of Retail Expansion and Alternative Investment Products) has been appointed as an Officer.
- For Cboe BZX Exchange, Inc., JJ Kinahan (Senior Vice President, Head of Retail Expansion and Alternative Investment Products) has been appointed as an Officer.
- For Cboe C2 Exchange, Inc., JJ Kinahan (Senior Vice President, Head of Retail Expansion and Alternative Investment Products) has been appointed as an Officer.
- For Cboe Exchange, Inc., JJ Kinahan (Senior Vice President, Head of Retail Expansion and Alternative Investment Products) has been appointed as an Officer.
- For Cboe EDGA Exchange, Inc., JJ Kinahan (Senior Vice President, Head of Retail Expansion and Alternative Investment Products) has been appointed as an Officer.
- For Cboe EDGX Exchange, Inc., JJ Kinahan (Senior Vice President, Head of Retail Expansion and Alternative Investment Products) has been appointed as an Officer.
- For Cboe Futures Exchange, Inc., JJ Kinahan (Senior Vice President, Head of Retail Expansion and Alternative Investment Products) has been appointed as an Officer.
- For Cboe Europe Limited, Jonathan Weinberg, has been appointed as a Director.

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)

Response:

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers				
Name:		Title:	Commencement of Term Date:	
Andrew Bevers		Vice President, Head of Derivatives Account Coverage	03/01/24	
Prashant Bhatia		Executive Vice President, Head of Enterprise Strategy and Corporate Development	09/02/25	
Kristin Boyd		Senior Vice President, Global Head of Derivative Sales and Distribution	03/01/24	
Kevin Carrai		Senior Vice President, Global Head of	03/01/24	

	Market Data and Access Services				
Brittany Carter	Vice President, Corporate Strategy		03/01/24		
Cole Chmielewski	Vice President, Operations		03/01/24		
Bo Chung	Senior Vice President, Global Head of Sales and Index Licensing		03/01/24		
William Ciabattoni	Vice President, Product Management		03/01/24		
Gary Compton	Vice President, Communications		03/01/24		
Jeff Connell	Senior Vice President, Deputy Chief Regulatory Officer		03/01/24		
Laura Dickman	Vice President, Associate General Counsel		03/01/24		
Craig Donohue	Chief Executive Officer and President		05/20/25 08/12/25 - Title Change		
Meaghan Dugan	Senior Vice President, Head of US Derivatives		03/01/25 10/21/25 - Title Change		
James Enstrom	Senior Vice President, Chief Audit Officer		03/01/24		
Angelo Evangelou	Senior Vice President, Public Policy		03/01/24		
Stacie Fleming	Senior Vice President, Communications		03/01/24		
Stephanie Foley	Executive Vice President, Chief Human Resources Officer		03/01/24		
Jennifer Fuentes	Senior Vice President, Chief Compliance Officer		03/01/25 – Change in Title 10/21/25 - Title Change		

Todd Furney		Senior Vice President, Chief Risk Officer		03/01/24		
Megan Goett		Senior Vice President, Chief Marketing Officer		03/01/25		
Jennifer Golding		Vice President, Associate General Counsel, Chief Litigation Officer		03/01/24		
Jill Griebenow		Executive Vice President, Chief Financial Officer , Treasurer		03/01/24		
John Hiatt		Vice President, Cboe Labs		03/01/24		
Robert Hocking		Executive Vice President, Global Head of Derivatives		10/21/25		
Gregory Hoogasian		Executive Vice President, Chief Regulatory Officer		03/01/24		
Matthew Iwamaye		Vice President, Associate General Counsel, Equities		03/01/24		
Chris Isaacson		Executive Vice President, Chief Operating Officer		03/01/24		
Steven Jorgensen		Vice President, Head of Derivatives Sales – European & Middle East Clients		12/17/24		
JJ Kinahan		Senior Vice President, Head of Retail Expansion and Alternative Investment Products		01/05/26		
Jennifer Lamie		Vice President, Chief Regulatory Advisor		03/01/24		
Stephanie Lara		Senior Vice President, Deputy Chief Regulatory Officer		03/01/24		

Benjamin Lawson	Vice President, Chief Information Security Officer		12/17/24		
Tim Lipscomb	Executive Vice President, Chief Technology Officer		03/01/25 – Change in Title		
Marc Magrini	Vice President, Administration		03/01/24		
Scott Manziano	Vice President, Sales Operations		03/01/24		
Sarah McDowell	Vice President, Chief Enforcement Counsel		03/01/24		
Brian McElligott	Senior Vice President, Head of Data Vantage		10/21/25		
Kathleen Mikulak	Vice President, Regulation		03/01/24		
Guy Miller	Senior Vice President, Chief Legal Officer – North American Securities		10/21/25		
Emily Mitchell	Senior Vice President, Tax		03/01/24		
Anthony Montesano	Vice President, Market Structure		03/01/24		
Jordan Newmark	Vice President, Associate General Counsel		03/01/24		
Dennis O'Callahan	Vice President, Cboe Labs		03/01/24		
Dan Overmyer	Vice President, Options Regulation		03/01/24		
Hemang Patel	Vice President, Project Management		03/01/24		
Arthur Reinstein	Senior Vice President and Deputy General Counsel		03/01/24		
Stephanie Renner	Senior Vice President, Finance		03/01/24		

Patrick Sexton	Executive Vice President, General Counsel and Corporate Secretary	03/01/24	
Steven Sinclair	Vice President, Software Engineering	03/01/24	
Eileen Smith	Senior Vice President, Data and Analytics	03/01/24	
Nicholas Still	Vice President, Data Protection Officer	03/01/24	
Oliver Sung	Senior Vice President, North American Cash Equities	03/01/25 – Change in Title	
Alexandra Szakats	Vice President, Cboe Options Institute	7/17/24	
Natan Tiefenbrun	Senior Vice President, President North American and European Equities	7/17/24	
Hatice Unal	Senior Vice President, Infrastructure	03/01/24	
Joacim Wiklander	President & CEO of Cboe Canada | Head of Global Listings	7/17/24	
Allen Wilkinson	Senior Vice President, Chief Accounting Officer	03/01/24	
Clinton Wolf	Vice President, Operations	03/01/24	
Omarr Woodhouse	Vice President, Operations Support Center	03/01/24	
Troy Yeazel	Senior Vice President, Global Operations	03/01/24	
Former Officers			
Name:	Title:	Appointment Date:	Termination/ Change Position Date:
Arianne Adams	Senior Vice President, Head of Options and Global Client Services	01/07/19	10/31/23

Alexandra Albright	Senior Vice President, Chief Compliance Officer	03/01/24	03/03/25
Carmen (Lita) Brannan	Vice President, Government Relations	03/01/24	02/28/25
Catherine Clay	Executive Vice President, Global Head of Derivatives	03/01/24	09/30/25
Gina DeRaimo	Vice President, Derivatives Institute	01/07/20	05/04/24
John Deters	Executive Vice President, Chief Strategy Officer	02/28/17	11/07/23
Rob Hocking	Senior Vice President, Head of Product Innovation	03/01/24	04/30/25
Dave Howson	President	03/01/24	08/01/25
Adam Inzirillo	Executive Vice President, Global Head of Data and Access Solutions	03/01/24	09/05/25
Vaishali Javeri	Senior Vice President, Chief Legal Officer, North American Securities	12/19/22	08/23/24
Andrew Lowenthal	Senior Vice President, International Expansion and Business Development	02/28/17	12/31/23
Robert Marrocco	Vice President, Global Head of ETP Listings	03/01/24	03/10/25
Kyle Murray	Vice President and Associate General Counsel	03/01/24	03/14/25
Fredric Tomczyk	Chief Executive Officer	03/01/24	05/07/25
Umesh Yerram	Vice President, Chief Information Security Officer	02/02/21	06/27/24

2. <u>Directors</u>

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors						
Name		Classification(s)		Last Appointment Date:		Termination Date:
Bruce Andrews		Director		08/13/24		
Gilbert Bassett		Director		08/13/24		
Craig Donohue		Director		08/12/25[1]		
Dave Howson		Director		08/13/24		08/01/25
Kevin Murphy		Director		08/13/24		11/13/25
Ananda Radhakrishnan		Director		08/13/24		
Miguel Rivera		Director		08/13/24		
David Roscoe		Director		08/13/24		
Hillary Sale		Director		08/13/24		
Scott Wagner		Director		08/13/24		

3. <u>Committees</u>

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

<u>Executive Committee</u>
- Bruce Andrews
- Craig Donohue
- Ananda Radhakrishnan
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner (Chairman)

---

[1] The formal board written consent appointing him as director was executed on September 12, 2025 but specified an earlier effective date of August 12, 2025.

- Bruce Andrews
- David Roscoe